EDGAR CORRESPONDENCE

January 20, 2017

Securities and Exchange Commission
Division of Investment Management
Office of Disclosure and Review
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention: Megan Miller

Re: Davis Variable Account Fund, Inc.
(40 File No.: 811-09293)

Dear Ms. Miller:
This letter is in response to comments you provided on December 23, 2016, with respect to your review pursuant to the Sarbanes-Oxley Act of 2002 of certain annual reports and other filings of the Registrant, as identified above, and its series. SEC comments are in bold, Registrant's responses immediately follow.
1.
The N-CSR filed on February 22, 2016, on behalf of Davis Variable Account Fund, Inc. notes that the net investment income per share for Davis Real Estate Portfolio is calculated on average shares for the year ended 12/31/2015. Please explain the basis for selecting the average shares for the fund for the 2015 fiscal year.

Beginning with the report for the year ended 12/31/2015 Davis Real Estate Portfolio began using the average shares outstanding to reflect the net investment income per share. Davis Real Estate Portfolio had total outstanding shares in the beginning of the period of 1,964,079. During the 2015 fiscal year, the Davis Real Estate Portfolio experienced significant redemptions such that outstanding shares were 1,346,706 at the end of the period. Under the prior method of calculating net investment income per share the figure would have been $0.21. However, using an average of outstanding shares during the period the figure was $0.14. Fund officers determined that the revised method provided a more accurate depiction of the net investment income per share and for this reason it was necessary to use average shares outstanding. We confirm that Davis Real Estate Portfolio will continue to use the average shares outstanding in future reports.

2.	It is noted that the Report of Independent Registered Public Accounting Firm is unsigned. We also note that the exhibits filed with Form NSAR for this same period are also unsigned.
The signature block for KPMG, the Independent Registered Public Accounting Firm was inadvertently omitted. We confirm that Davis Variable Account Fund has a signed copy. An amendment will be filed to include the signed copy.

3.	The report does not include any amount outstanding and payable to the Directors at year end. Please confirm that there is no amount due and payable otherwise please update in future filings.
We confirm that there was no amount outstanding as payable to any Director at year end.

4.	In accordance with Accounting Standard 946-10-50-1 please disclose in future notes to financial statements that the funds follow the accounting and reporting guidance for investment companies.
We confirm that the following disclosure, or an iteration thereof, will be included in future filings.
The Fund is an investment company that applies the accounting and reporting guidance issued in Topic 946 by the U.S. Financial Accounting and Standards Board.

5.
In the notes to financial statements the disclosure states that no fees are paid to the Davis Selected Advisers-NY, Inc., the subadviser. Please note that in accordance with Accounting Standard 850-10-50-1 amounts due to related parties are to be presented if not otherwise apparent.

We confirm that Davis Variable Account Fund, Inc. did not have any amounts outstanding or due to related parties.

Tandy Representations
Davis Variable Account Fund, Inc. ("Registrant") acknowledges that:
1.	The Registrant is responsible for the accuracy and adequacy of the disclosures in the Registrant's filings;
2.	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and
3.	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
In addition, we are aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Investment Management in its review of Registrant's filings or in response to staff comments on Registrant's filings.
Please call the undersigned at (520) 434-3778 with any comments or questions.

Respectfully,

/s/ Ryan Charles
     Ryan Charles

     Vice President and Secretary